CSM

Corporate Affairs

P.O. Box 349
1000 AH Amsterdam
The Netherlands

Nienoord 13
1112 XE Diemen

T +31 20 590 63 28
F +31 20 590 63 60
E mariette.mantel@csm.nl
I www.csm.nl

RECEIVED
DEC 28 P 1:-1

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

07028873

Subject CSM nv, (SEC File No. 82-34886)

Date December 17, 2007

SUPPL

Dear Sirs:

On behalf of CSM nv (the "Company"), we furnish, pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "1934 Act"), copy of the following documents:

- Press release December 3, 2007: CSM reports progress share buy-back program
- Press release December 10, 2007: CSM reports progress share buy-back program
- Press release December 14, 2007: CSM completes share repurchase program

The foregoing documents represent information that CSM is required to provide to its shareholders under the provisions of Dutch law and/or stock exchange listing requirements applicable to CSM. In accordance with Rule 12g3-2(b), these materials are not deemed to be "filed" with the Commission within the meaning of the 1934 Act.

Kindly indicate your receipt of this package by stamping the enclosed copy of this transmittal letter and returning it in the postage-paid envelope provided. Thank you.

PROCESSED
JAN 07 2008
THOMSON FINANCIAL

Very truly yours,

M. Mantel-Weel

Mariëtte Mantel
CSM nv

Enclosure(s)

CSM

Corporate Communications

P.O. Box 349
1000 AH Amsterdam
The Netherlands

Nienoord 13
1112 XE Diemen

T +31 (0)20 590 62 16
F +31 (0)20 590 62 17
E communications@csm.nl

Press Release

CSM REPORTS PROGRESS SHARE BUY-BACK PROGRAM

Diemen, the Netherlands, 3 December 2007 – CSM reports that in the past trading week it has repurchased 318,249 of its ordinary shares totalling EUR 7,566,695 at a weighted average price of EUR 23.7760 per share.

Since the start of the buy-back program on 17 September 2007, a total of 3,620,952 ordinary shares have now been repurchased at a weighted average price of EUR 23.9357 per share, totalling EUR 86,670,029.

The aim of the program, which will end on 31 December 2007 at the latest, is to repurchase ordinary shares in CSM up to a maximum value of EUR 100 million.

For more information, please contact:
Press: Mirko Creyghton, Director Corporate Communications, tel. +31 (0)20 5906216 / cell phone +31 6 53527622
Analysts: Ian Blackford, Investor Relations Manager, tel. +31 (0)20 5906349 / cell phone +44 (0)7767 227506

Background information:
CSM is the largest supplier of bakery products worldwide and is global market leader in lactic acid and lactic acid derivatives. CSM produces and distributes an extensive range of bakery products and ingredients for artisan and industrial bakeries and for in-store as well as out-of-home markets. It also produces a variety of lactic acid applications for the food, chemical and pharmaceutical industries. CSM operates in business-to-business markets throughout Europe, North America, South America, and Asia, generates annual sales of € 2.4 billion and has a workforce of around 8,600 employees in 22 countries. CSM is listed on Euronext Amsterdam. For more information: www.csm.nl.

CSM

Corporate Communications

P.O. Box 349
1000 AH Amsterdam
The Netherlands

Nienoord 13
1112 XE Diemen

T +31 (0)20 590 62 16
F +31 (0)20 590 62 17
E communications@csm.nl

Press Release

CSM REPORTS PROGRESS SHARE BUY-BACK PROGRAM

Diemen, the Netherlands, 10 December 2007 – CSM reports that in the past trading week it has repurchased 344,464 of its ordinary shares totalling EUR 8,393,824 at a weighted average price of EUR 24.3678 per share.

Since the start of the buy-back program on 17 September 2007, a total of 3,965,416 ordinary shares have now been repurchased at a weighted average price of EUR 23.9723 per share, totalling EUR 95,063,853.

The aim of the program, which will end on 31 December 2007 at the latest, is to repurchase ordinary shares in CSM up to a maximum value of EUR 100 million.

For more information, please contact:
Press: Mirko Creyghton, Director Corporate Communications, tel. +31 (0)20 5906216 / cell phone +31 6 53527622
Analysts: Ian Blackford, Investor Relations Manager, tel. +31 (0)20 5906349 / cell phone +44 (0)7767 227506

Background information:
CSM is the largest supplier of bakery products worldwide and is global market leader in lactic acid and lactic acid derivatives. CSM produces and distributes an extensive range of bakery products and ingredients for artisan and industrial bakeries and for in-store as well as out-of-home markets. It also produces a variety of lactic acid applications for the food, chemical and pharmaceutical industries. CSM operates in business-to-business markets throughout Europe, North America, South America, and Asia, generates annual sales of € 2.4 billion and has a workforce of around 8,600 employees in 22 countries. CSM is listed on Euronext Amsterdam. For more information: www.csm.nl.

CSM

Corporate Communications

P.O. Box 349
1000 AH Amsterdam
The Netherlands

Nienoord 13
1112 XE Diemen

T +31 (0)20 590 62 16
F +31 (0)20 590 62 17
E communications@csm.nl

Press Release

CSM COMPLETES SHARE REPURCHASE PROGRAM

Diemen, the Netherlands, 14 December 2007 – CSM has completed the share repurchase program to repurchase ordinary shares up to a maximum value of € 100 million to further optimize its capital structure.

CSM repurchased in the past trading week 199,295 of its ordinary shares totaling EUR 4,936,163 at a weighted average price of EUR 24.7681 per share. Under the share repurchase program that started on 17 September 2007, a total of 4,164,711 ordinary shares have been repurchased at a weighted average price of EUR 24.0113 per share, totaling EUR 100,000,016.

For more information, please contact:
Press: Mirko Creyghton, Director Corporate Communications, tel. +31 (0)20 5906216 / cell phone +31 6 53527622
Analysts: Ian Blackford, Investor Relations Manager, tel. +31 (0)20 5906349 / cell phone +44 (0)7767 227506

Background information:
CSM is the largest supplier of bakery products worldwide and is global market leader in lactic acid and lactic acid derivatives. CSM produces and distributes an extensive range of bakery products and ingredients for artisan and industrial bakeries and for in-store as well as out-of-home markets. It also produces a variety of lactic acid applications for the food, chemical and pharmaceutical industries. CSM operates in business-to-business markets throughout Europe, North America, South America, and Asia, generates annual sales of € 2.4 billion and has a workforce of around 8,600 employees in 22 countries. CSM is listed on Euronext Amsterdam. For more information: www.csm.nl.

END